------------------
                                                              | SEC FILE NUMBER|
                                                              |    333-40067   |
                                  UNITED STATES               ------------------
                       SECURITIES AND EXCHANGE COMMISSION     ------------------
                             WASHINGTON, D.C. 20549           |  CUSIP NUMBERS |
                                                              |    729136AG6   |
                                   FORM 12B-25                |    729136AM3   |
                                                              |    729136AF8   |
                           NOTIFICATION OF LATE FILING        |    447013AH6   |
                                                              |    729136AC5   |
                                                              ------------------

(CHECK ONE):   |_| Form  10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
               |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

                  For Period Ended:  September 30, 2005
                                   ---------------------------
                  |_|  Transition Report on Form 10-K
                  |_|  Transition Report on Form 20-F
                  |_|  Transition Report on Form 11-K
                  |_|  Transition Report on Form 10-Q
                  |_|  Transition Report on Form N-SAR
                  For the Transition Period Ended:

--------------------------------------------------------------------------------
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A
--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Pliant Corporation
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable

1475 Woodfield Road, Suite 700
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Schaumburg, Illinois  60173
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         |(a) The reason described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or
         |     expense;
         |(b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     [X] |     portion  thereof,  will  be  filed  on or  before  the  fifteenth
         | calendar day following the prescribed due date; or the subject | quarterly report or transition report on Form 10-Q or subject
         |     distribution  report on Form 10-D,  or portion  thereof,  will be
         |     filed  on  or  before  the  fifth   calendar  day  following  the
         |     prescribed due date; and
         |(c)  The  accountant's  statement  or other  exhibit  required by Rule
         |     12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

An explanation of why the Form 10-Q for the quarter ended September 30, 2005 could not be filed within the prescribed time period is set forth on ATTACHMENT A hereto.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Joseph J. Kwederis                 847                 969-3300
     ---------------------------------     -----------        ------------------
                  (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is
     no, identify report(s).                               Yes |X|   No |_|
     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                              Yes |X|   No |_|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     A summary of the results of operations for the three and nine month periods ended September 30, 2005 and a comparison of such results to a summary of the results of operations for the same periods ended September 30, 2004 is attached hereto as ATTACHMENT B.

--------------------------------------------------------------------------------

                               Pliant Corporation
               ---------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be filed on its behalf by the undersigned thereunto duly authorized.

Date:    November 14, 2005                 By:    /s/ Joseph J. Kwederis
         --------------------------               ------------------------------
                                                  Joseph J. Kwederis
                                                  Senior Vice President and
                                                  Chief Financial Officer

                                                                    ATTACHMENT A

                              PART III -- NARRATIVE

On November 14, 2005, the Registrant entered into a commitment letter with GE Commercial Finance and Morgan Stanley Senior Funding, Inc. relating to a proposed $140 million revolving credit facility. If negotiations and documentation are successfully completed, the proposed facility would replace the Registrant's existing $105 million revolving credit facility. Management is actively working to complete negotiations and documentation of the new facility and to satisfy all closing conditions. As a result, the Registrant needs additional time to complete certain disclosures relating to this ongoing development prior to filing its report on Form 10-Q for the quarterly period ended September 30, 2005.

                                                                    ATTACHMENT B

                          PART IV -- OTHER INFORMATION

     The Registrant anticipates reporting in its Form 10-Q for the quarter ended September 30, 2005, (i) net sales of $261,973,000 and $784,107,000 for the three and nine month periods ended September 30, 2005, compared to $243,160,000 and $715,144,000 for the comparable periods in 2004, (ii) operating income of $11,195,000 and $32,177,000 for the three and nine month periods ended September 30, 2005 compared to $13,241,000 and $45,253,000 for the comparable periods in 2004, (iii) a loss from continuing operations before income taxes of ($25,560,000) and ($75,244,000) for the three and nine month periods ended September 30, 2005 compared to ($20,875,000) and ($65,110,000) for the comparable periods in 2004 and (iv) a net loss of $(25,421,000) and $(76,980,000) for the three and nine months ended September 30, 2005 compared to $(32,156,000) and $(84,284,000) for the comparable periods in 2004.




































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